CLASS A DISTRIBUTION PLAN
ADDENDUM TO SCHEDULE
THE CALVERT FUND

Calvert Short-Term Government Fund and Calvert High Yield Bond Fund

          Class A Distribution Plan expenses incurred by Calvert Short-Term Government Fund and Calvert High Yield Bond Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of each Fund's daily net assets.

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